REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9
Phone:  604-278-5996     Fax:  604-278-3409

February 4, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attention: Messrs. Daniel L. Gordon, Branch Chief and Jonathan Wiggins, Staff Accountant

Re:	Reg Technologies Inc. (“REG”)
Form 20-F for the fiscal year ended April 30, 2008
Filed November 14, 2008, as Amended on December 3, 2008
File No. 000-24342

Dear Sirs:

This letter responds to your letter dated January 26, 2009, commenting on REG’s financial statements and related disclosures contained in its Form 20 for the fiscal year ended April 30, 2008 filed on November 14, 2008, and amended December 3, 2008 (“Form 20”).

We are working with our former auditors to complete the required information and anticipate having a complete response to you by mid-March.

Please call me at (206) 262-9545 if you have any questions.

Very truly yours,

Reg Technologies Inc.

/s/ James Vandeberg

James Vandeberg
Chief Financial Officer

Cc:           John Robertson, President, Reg Technologies Inc.